Exhibit 99.3
COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING DIFFERENCES
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements, such as the changes described in Note 1 to Bell Canada’s consolidated financial statements or when there is a retroactive restatement such as described in Note 1. Our report to the shareholders dated January 31, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
Bell Canada is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bell Canada’s internal control over financial reporting. Accordingly we express no such opinion.

(signed) Deloitte & Touche LLP

Deloitte & Touche LLP
Montreal, Canada
January 31, 2006